Oklo Inc.

3190 Coronado Dr.

Santa Clara, California 95054

September 16, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attn:	Claudia Rios
Karina Dorin

Re:	Oklo Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 30, 2024 File No. 333-280344

To the addressees set forth above,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 18, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Oklo Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Oklo Inc.

/s/ R. Craig Bealmear
Name: R. Craig Bealmear
Title: Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP